ORBIS

03 APR 23 AM 7:21

Warszaw , 2003-04-15

United States Securities
and Exchange Commission
Washington D.C. 20549
USA



03050318

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Currents reports no 6/2003 and 7/2003.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

dlw 5/14

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

82-5025

Current report no 7/2003 dated April 14, 2003.

The Management Board of "Orbis" S.A. hereby informs that it shall apply to the General Assembly of Shareholders to distribute the profit for the year 2002 amounting to PLN 31,056,963.89 in the following manner:

1. to allocate the amount of PLN 15,390,781.17 for the Company's supplementary capital;
2. to allocate the amount of PLN 15,666,182.72 for dividend in the proportion of PLN 0.34 per 1 share.

Justification:
Investors' trust in the Company is the basis for its operation as a listed company and shapes its further growth perspectives. By continuing the dividend payout policy initiated in the past year, we intend to strengthen the investors' trust in the Company.
At the same time, the Company faces tasks related to development investments as well as further modernization of Orbis' hotel chain. Therefore, when proposing to distribute 50.4 % of the Company's net profit by way of dividend we are guided - on the one hand - by the intention to maintain a dividend level similar to that in the past year (PLN 0.40 per 1 share) despite a much lower level of net profits and – on the other hand – by a need to add up to the supplementary capital to finance the development program.

In consultation with the National Depository for Securities, the Management Board has determined the dates related to dividend entitlement and payout:

1/ the dividend entitlement date shall be August 1, 2003;
2/ the dividend payout date shall be August 22, 2003.

82-5025

Current report no 7/2003 dated April 14, 2003.

The Management Board of Orbis S.A. hereby informs that an error occurred in the opinion and report of the auditor attached to the annual report for the year 2002 relating to the date thereof, i.e. March 12, 2002 has been written in place of a correct date of issue of the said report and opinion, i.e. March 12, 2003.

Yesterday, i.e. on April 10, 2003, the auditor has notified the Management Board of Orbis S.A. on this error and delivered an erratum with the following content:

"ERRATUM TO THE OPINION AND REPORT OF THE LICENSED AUDITOR:

To Shareholders, the Supervisory Board and the Management Board of Orbis S.A.

The following editorial changes are made in our opinion on the audit of the financial statements of Orbis S.A. for the financial year 2002:

Date of issue of the opinion "March 12, 2002" is hereby replaced with the date "March 12, 2003".
The following editorial changes are made in our report on the audit of the financial statements of Orbis S.A. for the financial year 2002:
Date of issue of the report on the audit "March 12, 2002" is hereby replaced with the date "March 12, 2003". "